

October 25, 2013

<u>Via E-mail</u>
Peter Leparulo
Chairman and Chief Executive Officer
Novatel Wireless, Inc.
9645 Scranton Road
San Diego, California 92121

      Re: Novatel Wireless, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed March 04, 2013
              File No. 000-31659

Dear Mr. Leparulo:

      We have reviewed your filing and have the following comment. Please confirm in writing you will comply with the comment in future filings and explain to us how you intend to do so. Please respond within ten business days or advise us when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2012</u>

<u>Definitive Proxy Statement filed on April 30, 2013 and incorporated by reference into Part III of the Form 10-K</u>

<u>Annual Incentive Compensation, page 22</u>

1.   We note from page 22 that you have an individual component as part of the Annual Incentive Compensation Program that is based principally on qualitative rather than quantitative performance goals. We also note from page 24 that the NEOs achieved 90% of their individual goals other than the CEO who achieved 96% of his individual goals. In future filings, please provide more details on the nature and kinds of goals that make up these performance targets.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney Advisor, at 202-551-3310, Paul Fischer, Attorney Advisor, at 202-551-3415, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director